
03025256


JUN 27

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended December 31, 2002

or

TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from__________to__________


PROCESSED
JUN 30 2003
THOMSON
FINANCIAL

Commission File Number: 0-16130

A. Full title of the plan and address of the plan, different from that of the issuer named below:

NORTHLAND CRANBERRIES, INC. 401 (k) RETIREMENT PLAN AND TRUST

B. Name of issuer of the securities held pursuant to the plan and the address of its principle executive office:

NORTHLAND CRANBERRIES, INC.
2930 Industrial Street
Wisconsin Rapids, WI 54495

Page 1 of 20 pages
Exhibit Index is on page 18.

REQUIRED INFORMATION

The following financial statements and schedules of Northland Cranberries, Inc. 401 (k) Retirement Plan and Trust, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Securities Act of 1974, as amended, are filed herewith.

NORTHLAND CRANBERRIES, INC.
401(K) RETIREMENT PLAN AND TRUST
Wisconsin Rapids, Wisconsin

FINANCIAL STATEMENTS
December 31, 2002 and 2001

TABLE OF CONTENTS




RECEIVED
JUN 2 7 2003

Independent Auditor's Report

To the Plan Administrators of the
Northland Cranberries, Inc.
401(k) Retirement Plan and Trust
Wisconsin Rapids, Wisconsin

We have audited the accompanying statement of net assets available for benefits of the Northland Cranberries, Inc. 401(k) Retirement Plan and Trust as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Northland Cranberries, Inc. 401(k) Retirement Plan and Trust as of December 31, 2002, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2002 financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Clifton Gunderson LLP

Stevens Point, Wisconsin
May 2, 2003

5 of 20

Deloitte & Touche LLP
411 E. Wisconsin Avenue
Milwaukee, Wisconsin 53202-4496

Tel: (414) 271-3000
www.deloitte.com



Independent Auditors' Report

To the Participants of Northland Cranberries, Inc.
401(k) Retirement Plan and Trust:

We have audited the accompanying statement of net assets available for benefits of Northland Cranberries, Inc. 401(k) Retirement Plan and Trust (the "Plan") as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

May 3, 2002

NORTHLAND CRANBERRIES, INC.
401(K) RETIREMENT PLAN AND TRUST
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2002 and 2001

ASSETS

	2002	2001
CASH	$ 52,554	$ 26,079
INVESTMENTS		
Pooled money market fund	390,443	377,369
Pooled fixed income fund and fixed income mutual fund	238,801	138,993
Pooled equity funds and equity mutual funds	3,175,416	3,529,052
Common stock - employer	79,113	32,673
Total investments	3,883,773	4,078,087
CONTRIBUTIONS RECEIVABLE		
Employer contribution	41,612	27,386
Employees' contributions	47,805	62,381
Total contributions receivable	89,417	89,767
LIABILITIES		
Accrued expenses	10,119	-
TOTAL NET ASSETS AVAILABLE FOR PLAN BENEFITS	$ 4,015,625	$ 4,193,933

These financial statements should be read only in connection with the accompanying notes to the financial statements.

NORTHLAND CRANBERRIES, INC.
401(K) RETIREMENT PLAN AND TRUST
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years Ended December 31, 2002 and 2001

	2002	2001
ADDITIONS TO NET ASSETS ATTRIBUTED TO:		
Investment income (loss):		
Net depreciation in fair value of investments	$ (598,559)	$ (377,471)
Interest and dividends	23,853	18,419
Total investment loss	(574,706)	(359,052)
Contributions:		
Employer	360,592	400,580
Employees	733,427	862,829
Employee rollovers from other plans	-	40,494
Total contributions	1,094,019	1,303,903
Total additions	519,313	944,851
DEDUCTIONS FROM NET ASSETS AVAILABLE FOR BENEFITS		
Benefits paid to participants	654,907	2,021,543
Administrative expenses	42,714	-
Total deductions	697,621	2,021,543
NET DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(178,308)	(1,076,692)
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	4,193,933	5,270,625
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$ 4,015,625	$ 4,193,933

These financial statements should be read only in connection
with the accompanying notes to financial statements.

NORTHLAND CRANBERRIES, INC.
401(K) RETIREMENT PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Northland Cranberries, Inc. 401(k) Retirement Plan and Trust (the "Plan") provides only general information. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and Section 401 of the Internal Revenue Code. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution 401(k) savings plan established for substantially all employees of Northland Cranberries, Inc. ("Northland"). Employees are generally eligible to participate in the Plan after reaching 18 years of age and completion of one year of service with 1,000 hours worked.

Contributions

Participants may elect to make contributions to the Plan subject to Plan and Internal Revenue Service limitations. Employer contributions are made at the discretion of the Board of Directors of Northland. Participant rollover contributions from other plans are permitted.

Northland shall make matching contributions to participants covered by collective bargaining agreements at Minot equal to 20% of the first 3% of withheld compensation up to $250 and quarterly profit sharing contributions of $62.50.

Northland shall also make matching contributions to participants covered by collective bargaining agreements at Seneca locations equal to 100% of withheld compensation up to $260, and pay a profit sharing contribution of $275 and $250 no later than January 31, 2002 and 2001, respectively, each year to each eligible employee who was a participant on January 1 of such year.

Investment Options

The Plan allows participants to direct the investment of contributions and related earnings among various pooled investment funds and a mutual fund offered by North Central Trust Company, various other mutual funds, and Northland Class A common stock.

Allocation of Investment Income (Losses)

Each participant's account is allocated investment income (losses) based upon the specific investment options chosen and in the proportion that an individual participant's account balance bears in relation to total account balances under the Plan.

NOTE 1 - DESCRIPTION OF PLAN (CONTINUED)

Vesting

Participants vest in employer matching contributions 20% per year and become fully vested at the completion of five years of service. Participants covered by a collective bargaining agreement at Northland's Jackson, Wisconsin plant vest in Northland's matching contributions at a rate of 40% after the second year and 20% annually thereafter and become fully vested at the completion of five years of service. In addition, each participant who was terminated from Northland's Bridgeton, New Jersey plant on or after August 25, 2000; Northland's Mountain Home, North Carolina plant on June 8, 2001; Dundee, New York plant on or after June 28, 2002; and the Cornelius, Oregon plant on or after July 16, 2002, is 100% vested in the Plan. Salary deferral and rollover contributions by participants are 100% vested at all times.

Benefits

Participants are able to withdraw their account balance upon retirement, death, disability, termination of employment, or attainment of age 59-1/2. Participants having any immediate and heavy financial hardship without any other source of funds may request a hardship withdrawal of their 401(k) contributions and their vested portion of Northland's matching contributions. Participant's vested and nonforfeitable interests will be distributable to the participant upon termination of employment if the interest is less than $5,000. If the interest exceeds $5,000, distribution will be made only if the participant consents.

Forfeitures

Upon termination of employment, the balances in the participant's accounts which are not vested shall be allocated to all participants eligible to share in the allocations in proportion to each such participant's compensation for the year. Forfeitures allocated to participant's accounts approximated $60,381 and $144,000 for the years ended December 31, 2002 and 2001, respectively. Unallocated forfeitures totaled $30,006 and $60,381 for the years ended December 31, 2002 and 2001, respectively.

Plan Expenses

Starting in 2002 all investment, administrative, recordkeeping, and audit expenses are the responsibility of the Plan. Plan expenses totaled $42,714 for the year ended December 31, 2002. During the year ended December 31, 2001, Northland paid all of these expenses.

Plan Termination

Although it has not expressed any intent to do so, Northland has the right under the Plan to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, all account balances of the participants become fully vested.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Investments

Quoted market prices of underlying securities, representing the last reported sales value on the last business day of the Plan year, are used to value investment funds.

Purchase and Sales of Securities

Purchase and sales of securities are reflected on a trade-date basis. Gain or loss on sales of securities are based on cost. Cost is the current market value at the beginning of the Plan year or historical cost if the security was purchased during the Plan year.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Benefits

Benefits are recorded when paid. Benefit payments requested but not processed amounted to $26,000 as of December 31, 2001. There were no benefit payments requested but not processed as of December 31, 2002.

Risks and Uncertainties

The Plan invests in various investments, including investments in pooled investment funds, mutual funds, and common stock of Northland. Investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of certain investments will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

NORTHLAND CRANBERRIES, INC.
401(K) RETIREMENT PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE 3 - INVESTMENTS

The fair value of investments that individually represent 5 percent or more of the Plan's assets consist of the following as of December 31, 2002 and 2001:

	2002	2001
North Central Trust Company:		
Government Obligations Fund	$ 390,443	$ 377,369
Common Trust Fund C: Balanced Profile I	556,036	647,242
Common Trust Fund C: High Growth Profile I	556,528	710,767
Common Trust Fund C: Moderate Growth Profile I	842,150	898,655
LaCrosse Large Cap Stock Fund	-	317,343
SEI Index Funds - S&P 500 Index Portfolio	-	437,815
Vanguard Funds - Index Trust 500 Fund	356,102	35,885
Mosaic Funds - Mosaic Investors Fund	287,085	-

During the years ended December 31, 2002 and 2001, Plan investments valued at fair value, including those purchased and sold during the year, (depreciated) appreciated in value as follows:

	2002	2001
Pooled funds and mutual funds	$ (17,230)	$ (247,522)
Northland Cranberries Inc. Class A common stock	18,631	(129,949)
Net depreciation in fair value of investments	$ (598,559)	$ (377,471)

All share information with respect to Northland Cranberries, Inc. Class A common stock has been restated to give effect to a November 5, 2001, one-for-four reverse stock split by Northland. Investments in Northland Cranberries, Inc. Class A Common Stock as of December 31, 2002 and 2001, were as follows:

	2002		2001	
	Shares	Fair Value	Shares	Fair Value
Northland Cranberries, Inc.	87,903	$ 79,113	65,346	$ 32,673

Transactions during the years ended December 31, 2002 and 2001, in Northland Cranberries, Inc. Class A Common Stock are summarized as follows:

	2002		2001	
	Shares	Fair Value	Shares	Fair Value
Aggregate purchases	49,643	$ 51,950	56,486	$ 169,641
Aggregate sales	27,086	$ 24,141	37,939	$ 135,808

NOTE 4 - TAX STATUS

The Plan has obtained a determination letter from the Internal Revenue Service dated September 4, 2001, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Plan management believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code, and that the Plan continues to qualify under Section 401 as tax exempt as of December 31, 2002. Therefore, no provision for income taxes has been included in the Plan's financial statements. Participants are generally subject to income taxes when contributions and earnings are distributed as benefits from the Plan.

SUPPLEMENTAL INFORMATION

14 of 20

NORTHLAND CRANBERRIES, INC.
401(K) RETIREMENT PLAN AND TRUST
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
December 31, 2002

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Fair Value
Pooled Money Market Fund		
North Central Trust Company:		
Government Obligations Fund *	390,443 Units	$ 390,443
Pooled Fixed Income Fund and Fixed Income Mutual Fund:		
Federated Funds:		
Federated Income Trust Fund	15,761 Units	168,011
North Central Trust Company:		
Common Trust Fund C: Fixed Income Profile I *	4,719 Units	70,790
Total		238,801
Pooled Equity Funds and Equity Mutual Funds		
North Central Trust Company:		
Common Trust Fund C: Balanced Profile I *	43,485 Units	556,036
Common Trust Fund C: Conservative Growth Profile I *	9,788 Units	127,252
Common Trust Fund C: High Growth Profile I *	49,753 Units	556,528
Common Trust Fund C: Moderate Growth Profile I *	72,575 Units	842,150
Mosaic Funds:		
Mosaic Investors Fund	18,618 Units	287,085
American Advantage Funds:		
International Equity Fund	117 Units	1,395
Berger Funds:		
Berger Small Cap Value Fund	8,016 Units	182,836
Delaware Group Funds:		
Delaware Trend Fund	1,964 Units	28,869
American Funds:		
Euro Pacific Growth Fund	1,438 Units	33,032
Fidelity Funds:		
Fidelity Growth and Income Portfolio	3,455 Units	104,730
Harbor Funds:		
Capital Appreciation Fund	2,879 Units	58,180
Vanguard Funds:		
Vanguard U.S. Growth Fund	3,418 Units	41,221
Vanguard Index Trust 500 Fund	4,388 Units	356,102
Total		3,175,416
Common Stock		
Northland Cranberries, Inc. Class A Common Stock *	87,903 Shares	79,113
TOTAL ASSETS HELD FOR INVESTMENT PURPOSES		$ 3,883,773

* Party-in-interest

15 of 20

NORTHLAND CRANBERRIES, INC.
401(K) RETIREMENT PLAN AND TRUST
SCHEDULE OF REPORTABLE TRANSACTIONS
Year Ended December 31, 2002

Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Cost of Assets	Fair Value of Assets on Transaction Date	Net Loss
SERIES TRANSACTIONS:						
Government Obligations Fund *	Money Market Fund					
(208 purchases)		$ 271,239		$ 271,239	$ 271,239	
(162 sales)			$ 258,164	258,164	258,164	None
SEI S&P 500 Index	Mutual Fund					
(24 purchases)		29,401		29,401	29,401	
(26 sales)			446,732	526,231	446,732	$ (79,499)
Vanguard Index Trust 500 Fund	Mutual Fund					
(50 purchases)		469,983		469,983	469,983	
(44 sales)			62,001	74,489	62,001	(12,488)
Common Trust Fund C Balanced Profile *	Pooled Fund					
(28 purchases)		147,954		147,954	147,954	
(44 sales)			186,956	189,793	186,956	(2,837)
Common Trust Fund C High Growth Profile *	Pooled Fund					
(30 purchases)		212,414		212,414	212,414	
(64 sales)			224,559	257,350	224,559	(32,791)
Common Trust Fund C Moderate Growth Profile *	Pooled Fund					
(31 purchases)		235,819		235,819	235,819	
(59 sales)			153,498	166,497	153,498	(12,999)

* Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Northland Cranberries, Inc., which administers the Plan, has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wisconsin Rapids, and State of Wisconsin, on the 26 day of June, 2003

NORTHLAND CRANBERRIES, INC.
401 (K) RETIREMENT PLAN AND TRUST

By: 
Nigel J. Cooper
Vice President – Finance
Northland Cranberries, Inc.

EXHIBIT INDEX

NORTHLAND CRANBERRIES, INC 401(k) RETIREMENT PLAN AND TRUST

FORM 11-K

Exhibit No.	Exhibit	Page Number in Sequentially Numbered Form 11-K
(23.1)	Consent of Clifton Gunderson, LLP	19
(23.2)	Consent of Deloitte & Touche LLP	20


Clifton
Gunderson LLP
Certified Public Accountants & Consultants

EXHIBIT 23.1

Independent Auditors' Consent

We consent to the incorporation by reference in Registration Statement No. 333-01577 of Northland Cranberries, Inc. on Form S-8 of our report dated May 2, 2003, appearing in this Annual Report on Form 11-K of Northland Cranberries, Inc. 401(k) Retirement Plan and Trust for the year ended December 31, 2002.

Clifton Gunderson LLP

Clifton Gunderson LLP
Stevens Point, Wisconsin
June 26, 2003

Deloitte & Touche LLP
411 E. Wisconsin Avenue
Milwaukee, Wisconsin 53202-4496

Tel: (414) 271-3000
www.deloitte.com

Deloitte & Touche



Independent Auditors' Consent

We consent to the incorporation by reference in Registration Statement No. 33-01577 of Northland Cranberries, Inc. on Form S-8 of our report dated May 3, 2002, appearing in this Annual Report on Form 11-K of Northland Cranberries, Inc. 401(k) Retirement Plan and Trust for the year ended December 31, 2001.

Deloitte & Touche LLP

Milwaukee, Wisconsin
June 20, 2003


NORTHLAND
CRANBERRIES, INC.

June 26, 2003


RECEIVED
JUN 27 2003
WASH. D.C.
SECTION
PROCESSING

Security & Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

RE: Form 11-K

Dear Sir or Madam:

Enclosed please find Northland Cranberries, Inc. Form 11-K as completed for the year ended December 31, 2002.

Sincerely,

Jackie Bengert

Jackie Bengert
Benefits Manager

JB:km
Enc.

P.O. Box 8020 • 800 First Avenue South • Wisconsin Rapids, WI 54495-8020
Phone 715-424-4444 • Fax 715-422-6903